Exhibit 99.1

TeliaSonera Strengthens Its Position in Denmark and Acquires debitel Danmark

STOCKHOLM, Sweden--(BUSINESS WIRE)--Feb. 1, 2007--TeliaSonera AB (Nasdaq:TLSN)(LSE:TEE)(HEX:TLS1V)(STO:TLSN) has signed a share purchase agreement to acquire 100 percent of debitel Danmark A/S in Denmark, a service provider with approximately 300,000 mobile subscriptions. The acquisition includes debitel's 50 percent share in DLG-debitel I/S, operating under the brand DLG Tele.

"This transaction strengthens our position on the Danish mobile market and emphasizes our ability to progress successfully with our strategy to enhance growth in our home markets" comments Anders Igel, President and CEO of TeliaSonera.

TeliaSonera, the leading telecommunications company in the Nordic and Baltic region, has agreed to acquire 100 percent of the outstanding shares in debitel Danmark A/S in Denmark (debitel) from debitel AG (owning 78.2 percent), Fleggaard Holding A/S (8.8 percent) and Dansk Landbrugs Grovvareselskab a.m.b.a. (DLG) (13.0 percent). The acquisition also includes debitel's 50 percent share in DLG-debitel I/S, which debitel owns jointly with DLG.

The purchase price for 100 percent of debitel, on a debt free basis, could be up to approximately SEK 1,270 million (EUR 140 million), of which TeliaSonera will pay a cash consideration of SEK 860 million (EUR 95 million) at closing. The remaining purchase price is capped at SEK 410 million (EUR 45 million) and the payment is dependent on the development of debitel during the following six months. In addition to the stand alone valuation of debitel, the transaction is based on transferring debitel's traffic from other mobile networks into Telia Denmark's mobile network. Closing of the transaction is subject to approval from the Danish Competition Authority.

On December 31, 2006, debitel, which includes debitel's 50 percent owned subsidiary DLG-debitel I/S, had approximately 300,000 mobile subscriptions. In addition, debitel also had some 110,000 fixed voice subscriptions and about 27,000 dial-up internet subscriptions. debitel's consolidated net sales for 2006 was approximately SEK 1,170 million (DKK 950 million), of which more than two thirds were generated by its mobile operations.

The acquisition strengthens TeliaSonera's position as the number two in the Danish telecommunications market. debitel will continue to operate as a service provider under a separate brand on the Danish market and there will be no major changes in the operations of the company.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl. associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl. associated companies) and 2,263,000 internet customers (2,331,000 incl. associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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CONTACT: TeliaSonera Mobility Services
Birgitta Grafstrom, Communications Manager
+46-(0)8-713 58 30